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            [LETTERHEAD OF WOLF, BLOCK, SCHORR AND SOLIS-COHEN, LLP]



                                November 17, 2005

VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 7010
Washington, D.C. 20549-0404

         RE:      TOLL BROTHERS FINANCE CORP.
                  REGISTRATION STATEMENT ON FORM S-4
                  FILED SEPTEMBER 29, 2005
                  FILE NO. 333-128683

                  TOLL BROTHERS, INC.
                  FORM 10-K FOR FISCAL YEAR ENDED OCTOBER 31, 2004 FILED JANUARY 13, 2005
                  FILE NO. 1-9186
                  --------------------

Dear Ms. Long:

         In response to your letter of October 28, 2005 to Joel H. Rassman, we hereby confirm that in our opinion filed as exhibit 5.1 to the Registration Statement on Form S-4 of Toll Brothers Finance Corp., the reference and limitation to the General Corporation Law of the State of Delaware means all statutes, including the rules and regulations underlying those provisions, Supreme Court and Chancery Court decisions and provisions of the Delaware Constitution that affect the interpretation of the Delaware General Corporation Law.

                  If you have any questions, please contact me.

                                                   Sincerely,

                                                   Mark K. Kessler

                                                   Mark K. Kessler
                                     For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

KMA

cc:      Don H. Liu, Esquire